Exhibit 99.1

Paris, June 8, 2005.

IAC/InterActiveCorp To Exit Vivendi Universal Entertainment;
IAC and Vivendi Universal Agree to End Litigation

NEW YORK, PARIS and FAIRFIELD, CONNECTICUT, June 8, 2005 – IAC/InterActiveCorp, Vivendi Universal and General Electric today announced transactions that simplify the companies’ corporate and financial structures and result in IAC’s exit from Vivendi Universal Entertainment LLLP (VUE).

As a result of the transactions, VUE is now wholly owned by NBC Universal. NBC Universal is 80%-owned by GE, with the remaining 20% controlled by Vivendi Universal.

IAC has sold its 5.44% common interest and its preferred interests in VUE to NBC Universal for total consideration of approximately $3.4 billion. The consideration consists principally of 56.6 million IAC common and Class B common shares, which had a market value of $1.4 billion, and cash (including $865 million in proceeds from the sale of U.S. Treasury bonds that secured IAC’s preferred interests). IAC and Vivendi Universal have agreed to permanently dismiss litigation between them currently pending in the Delaware courts. All parties have released one another from potential claims relating to IAC’s investment in VUE.

In addition, Vivendi Universal and GE agreed to defer by one year, to January 2007 and May 2010, respectively, the dates on which Vivendi Universal may first exercise its rights to monetize its ownership interests in NBC Universal over time at fair market value, and on which GE may exercise its call right on Vivendi Universal’s equity interest.

VUE was created in 2002 by Vivendi Universal and IAC in connection with IAC’s disposition of its entertainment assets. VUE became part of NBC Universal in May 2004.

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About IAC/InterActiveCorp
IAC/InterActiveCorp (NASDAQ: IACI) operates leading and diversified businesses in sectors being transformed by the internet, online and offline... our mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world. To view a full list of the companies of IAC please visit our website at http://iac.com.

About Vivendi Universal
Vivendi Universal (Paris Bourse: EX, NYSE: V) is a leader in media and telecommunications with activities in television, film, music, interactive games and fixed and mobile telecommunications.

About GE
GE (NYSE: GE) is Imagination at Work — a diversified technology, media and financial services company focused on solving some of the world’s toughest problems. With products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, media content and advanced materials, GE serves customers in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit the company’s Web site at www.ge.com.

About NBC Universal
NBC Universal is one of the world’s leading media and entertainment companies in the development, production, and marketing of entertainment, news, and information to a global audience. NBC Universal owns and operates a valuable portfolio of news and entertainment networks, a premier motion picture company, significant television production operations, a leading television stations group, and world-renowned theme parks. NBC Universal is 80%-owned by General Electric, with the remaining 20% controlled by Vivendi Universal.

CONTACTS :

Médias :

IAC/InterActive Corp. New York,
Deborah Roth : +(1) 212.314.72.54
Andrea Riggs : +(1) 212.314.72.80

Vivendi Universal, New York et Paris
Flavie Lemarchand-Wood
+(1) 212.572.11.18
Antoine Lefort : +33 (0) 1 71 71 11 80
Agnès Vétillart : +33 (0) 1 71 71 30 82
Alain Delrieu : +33 (0) 1 71 71 10 86

General Electric, Fairfield
David Frail : +(1) 203.373.33.87

NBC Universal, New York
Elizabeth Fischer : +(1) 221.664 48 25

Investisseurs :

IAC/InterActive Corp.
Roger Clark / Lauren Porat
+(1) 212.314.74.00

Vivendi Universal
Daniel Scolan : +33 (0) 171 71 32 91
Laurence Daniel : +33 (0) 1 71 71 12 33
Edouard Lassalle : +33 (0) 1 71 71 30 45
Eileen McLaughlin : +(1) 212.572.13.34

General Electric
Bill Cary : +(1) 203.373.24.68
Joanna Morris: +(1) 203.373.24.71